Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262589

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 10 DATED DECEMBER 16, 2024

TO THE PROSPECTUS DATED APRIL 10, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 10, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of January 1, 2025;
•
to disclose the calculation of our November 30, 2024 NAV per share for each class of our common stock;
•
to provide an update on our share repurchase requests; and
•
to provide an update on the status of our current public offering (the “Offering”).

January 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2025 (and repurchases as of December 31, 2024) is as follows:

Transaction Price (per share)
Class S	$21.84
Class T	$21.86
Class D	$21.42
Class I	$21.66

The January 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2024. A detailed presentation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

November 30, 2024 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. We have included a breakdown of the components of total NAV and NAV per share as of November 30, 2024 along with the immediately preceding month.

SREIT-SUP10-1224

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common shares, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of November 30, 2024 ($ and shares/units in thousands):

Components of NAV	November 30, 2024
Investments in real estate	$22,321,959
Investments in real estate debt	896,690
Cash and cash equivalents	231,428
Restricted cash	250,449
Other assets	484,758
Debt obligations	(12,567,063)
Secured financings on investments in real estate debt	(493,222)
Subscriptions received in advance	(295)
Other liabilities	(1,837,051)
Performance participation accrual	—
Management fee payable	(7,700)
Accrued stockholder servicing fees (1)	(2,975)
Non-controlling interests in consolidated entities	(93,091)
Net asset value	$9,183,887
Number of outstanding shares/units	422,676

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of November 30, 2024, we have accrued under GAAP $265.2 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of November 30, 2024 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$3,967,805	$111,214	$556,353	$4,114,636	$433,879	$9,183,887
Number of outstanding shares/units	181,659	5,088	25,977	189,925	20,027	422,676
NAV Per Share/Unit as of November 30, 2024	$21.84	$21.86	$21.42	$21.66	$21.66

(1)
Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2024 valuations, based on property types. Once we own more than one single-family, one self-storage and one extended stay investment, we will include the key assumptions for the property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	7.0%	5.5%
Industrial	7.3%	5.8%
Office	8.0%	6.8%
Other	8.2%	6.8%

These assumptions are determined by the Advisor (except for investments valued by a third party appraisal firm), and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Industrial Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.9%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.8)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+2.9%	+2.8%	+2.3%	+2.3%
(weighted average)	0.25% increase	(2.7)%	(2.6)%	(2.2)%	(2.1)%

The following table provides a breakdown of the major components of our NAV as of October 31, 2024 ($ and shares/units in thousands):

Components of NAV	October 31, 2024
Investments in real estate	$22,379,376
Investments in real estate debt	901,578
Cash and cash equivalents	253,411
Restricted cash	241,748
Other assets	491,312
Debt obligations	(12,595,783)
Secured financings on investments in real estate debt	(495,911)
Subscriptions received in advance	(431)
Other liabilities	(1,827,696)
Performance participation accrual	—
Management fee payable	(7,755)
Accrued stockholder servicing fees (1)	(3,095)
Non-controlling interests in consolidated entities	(87,973)
Net asset value	$9,248,781
Number of outstanding shares/units	422,941

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of October 31, 2024, we have accrued under GAAP $268.3 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of October 31, 2024 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$4,000,712	$111,970	$560,795	$4,138,630	$436,674	$9,248,781
Number of outstanding shares/units	181,999	5,090	26,015	189,810	20,027	422,941
NAV Per Share/Unit as of October 31, 2024	$21.98	$22.00	$21.56	$21.80	$21.80

(1)
Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Share Repurchase Request Update

On May 23, 2024, we amended our share repurchase plan such that, beginning with repurchases during the month of May 2024, we will limit share repurchases to 0.33% of NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and, beginning on July 1, 2024, we will limit share repurchases to 1% of NAV per quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter).

In October 2024, we received repurchase requests in excess of the 0.33% monthly limit. As per the terms of our share repurchase plan, we honored all repurchase requests for October 2024 on a pro rata basis up to the 0.33% monthly limitation. As such, approximately 4% of each stockholder’s October repurchase request was satisfied.

In November 2024, we received repurchase requests in excess of the 0.33% monthly limit. As per the terms of our share repurchase plan, we honored all repurchase requests for November 2024 on a pro rata basis up to the 0.33% monthly limitation. As such, approximately 4% of each stockholder’s November repurchase request was satisfied.

In accordance with our repurchase plan, on November 30, 2024, we repurchased all of the shares from stockholders that held less than $500 in shares of our common stock and, as such, we exceeded the 0.33% monthly limitation by $10,195, as authorized by our board of directors.

Status of our Current Public Offering

This Offering was declared effective by the SEC on August 10, 2022 and we are currently offering on a continuous basis up to $18.0 billion in shares of common stock, consisting of up to $16.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 49,130,323 shares of our common stock (consisting of 17,319,780 Class S shares, 259,967 Class T shares, 2,436,710 Class D shares and 29,113,866 Class I shares) in the primary offering for total proceeds of approximately $1.3 billion and (ii) 18,583,173 shares of our common stock (consisting of 8,745,247 Class S shares, 328,686 Class T shares, 1,090,140 Class D shares and 8,419,100 Class I shares) pursuant to our distribution reinvestment plan for a total value of approximately $0.5 billion. As of November 30, 2024, our aggregate NAV was approximately $9.2 billion. We intend to continue selling shares in the Offering on a monthly basis.